Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Web cast Transcript

Presentation by Rick Lindner,

AT&T Inc. Senior Executive Vice President and Chief Financial Officer

Lehman Brothers Worldwide Wireless and Wireline Conference

New York, New York

May 22, 2006 - 11:50 a.m. Eastern Standard Time

Blake Bath:  And now for dessert. I’m Blake Bath, Lehman’s Wireline and Wireless services analyst. It’s my pleasure to introduce AT&T’s Chief Financial Officer, Rick Lindner.

Rick has been with SBC and now AT&T for the last 20 years in positions of increasing influence across the company including serving as Chief Financial Officer of Cingular Wireless as well as various senior positions held within the telco.

He has been the CFO of AT&T over the last two years, a period of transforming change where you’ve seen the company go from relatively flat at first to a period of accelerating growth and, according to their January 31st analyst meeting, a period where they expect earnings to grow at strong double-digit rates over the next three years.

With that I’ll turn things over to Rick.

Rick Lindner:  Thank you, Blake. Good afternoon. That was a terrific introduction –  everything except the part about being at the company for over 20 years. Kind of makes you feel old sometimes.

It is great to be here, and I do appreciate the invitation and the opportunity to talk with you about our company. I would tell you this year, and really this has been true for as long as I’ve been with the company, we have an aggressive plan, we’re focused on executing that plan, and as you saw in our first quarter results, we’re off to a good start. First quarter results were strong.

We have substantial opportunities in front of us, in both wireless and wireline, including large opportunities to reduce costs in the business, and our potential in all of these areas has been significantly strengthened by our agreement to merge with BellSouth.

Those are the areas that I would like to cover with you today, but first I need to cover our Safe Harbor statement and remind you that we may talk about some forward-looking information today, that information is subject to risks and uncertainties. Actual results may be different.

We also may talk about some non-GAAP financial measures, and you can find the reconciliation of those to GAAP on our company website.

In addition, you can find a discussion of factors that may affect our results in our filings with the Securities and Exchange Commission. And we disclaim any obligation to update or revise the comments made today.

I would also call your attention to this next slide, which contains information on filings relating to our proposed merger with BellSouth.

So, with those items covered, let me start with a few comments on our industry. My sense is that we’re at the beginning of a positive term in telecom. Fundamentals have improved. There’s renewed investor interest. And despite broader market concerns in recent days, there’s more optimism regarding telecom than we’ve seen in several years, and at the company, we share in this positive outlook.

There are a number of key drivers. We’ve had major mergers, of course, starting with Cingular’s acquisition of AT&T Wireless and then AT&T Corp and now our agreement to merge with BellSouth.

All of these transactions had some things in common:  They bring great assets. Large synergy opportunities, and they include strategic benefits.

More fundamentally, we’ve taken huge strides in wireless – with solid subscriber growth, expanded margins, impressive early growth in wireless data, and the best news is that there’s still huge upside ahead.

In business, small and medium has been strong, and in enterprise we’ve seen good marketplace momentum and volume growth offsetting pricing pressures.

In the consumer business, we’ve seen the unwind of UNE-P followed by growth and Voice over IP, but all the while – all the while – we’ve delivered strong growth in both broadband and bundling. And looking ahead, we’re going to take that to the next level by deploying next-generation fiber-rich networks that will deliver integrated voice, broadband and video.

We’re also making solid progress on a range of public policy issues from pricing flexibility to video entry at both the state and the federal levels.

There’s a lot to be positive about in the business today. At the same time, we know it’s natural for investors to have questions, and to be hesitant – particularly during a time of change. But I would tell you that from your perspective, the changes under way are fundamentally positive. New Services, more innovation, broader customer bases, more opportunities to grow, and sizeable potential to take costs out of our operations. All of these represent substantial opportunities for AT&T.

And our goal has been and will continue to be to execute against these opportunities and to create a track record of consistently delivering for shareowners.

I think in this environment, an important question for you as investors is “What makes AT&T different?  What sets us apart?”

Well, first, I believe everyone would agree with this:  We’ve assembled, I think, the industry’s premier set of assets. On completion of the BellSouth merger, we’ll have world class networks, the very best wireless coverage, strength in broadband and leadership in directory.

Second, by a wide margin, we have the industry’s largest set of synergy opportunities. When you add the expense and the capital savings available from our mergers and from separate operational initiatives, by 2008 we expect to reduce annual costs by more than $8 billion dollars. That is a huge opportunity and one we intend to deliver on.

Third, we have a strong record in terms of execution and earnings momentum. In the first quarter, we had EPS growth of 53 percent on an adjusted basis and 37 percent as reported. That was our fourth straight quarter of double-digit adjusted EPS growth.

Finally, we have a clear and positive three-year outlook. In January we gave investors a three-year view of our business. As we outlined for you then, we expect double digit adjusted EPS growth in each of the next three years combined with growing free cash flow after dividends.

Not only do we have the best earnings outlook among our peers, we also have the strongest outlook in terms of returning value to shareowners. Our dividend yield is above 5 percent and we plan to repurchase ten billion dollars of our shares by the end of next year.

So, when you look at AT&T, what you see is a company that is a leader in its industry, a company growing earnings per share at double-digit rates, a company paying a five percent dividend yield, but you also see a stock trading at more than a 30 percent discount on a PE multiple basis.

Considering the quality of our assets, the momentum in our earnings, the opportunities in front of us, we are well positioned to deliver excellent returns to shareowners going forward.

And what I would like to do in the remainder of my remarks this afternoon is to lay out for you our recent performance, our opportunities, which are substantial, and we’ll add those up and give you a clear view of the results we expect to deliver.

Let’s start with our record in wireless. At Cingular, merger integration projects are on or ahead of schedule. Network performance as a result has improved significantly. And that’s driving lower churn. Over the last two quarters, churn has dropped 40 basis points and revenue growth has strengthened to over nine percent.

And Cingular has delivered the largest turn-around in margins the industry has seen; up 850 basis points over the past five quarters.

We’ve also improved margins in our consolidated operations. Adjusted operating income margin in the first quarter was 17.2 percent and was up 200 basis points from a year ago and up 100 basis points sequentially. That’s well above our 2006 guidance.

Driven by our progress in both wireline and wireless, we’ve posted four straight quarters of both sequential and year-over-year growth in adjusted earnings per share. This earnings trajectory, along with a solid first quarter and our agreement to merge with BellSouth, has added to our confidence in the three-year outlook that we provided in January.

In addition to EPS growth, that outlook includes improving revenue trends and growing cash flow. Following the BellSouth merger, we expect to return to overall revenue growth in 2007. That is versus pro forma results for 2006. That is also a year sooner than the guidance we provided to you in January.

We expect to generate strong and growing free cash flow after dividends – $2 billion this year, that’s even with some pretty heavy integration costs from our AT&T merger, $4 billion or more next year, and more than $6 billion starting in 2008.

We also expect to return substantial cash to shareowners through our dividends and through an expanded share repurchase program, with $10 billion of repurchases by the end of 2007, and at least 2 billion coming this year.

This adds up to what I believe is the strongest outlook in our peer group by a large margin; both in terms of financial performance and in terms of returning value to shareowners. And this outlook is grounded in a solid foundation.

We have substantial opportunities in key areas:  A huge upside in earnings and cash flow at Cingular; opportunities to grow in business;  we are well-positioned to continue driving growth in both broadband and IP based services; and we have substantial opportunities to reduce costs.

Let me emphasize two points:

First, these opportunities are clear and achievable. They’re supported by detailed plans. They’re built into the operating targets of every single one of our business units. And second, our agreement to merge with BellSouth strengthens our outlook in each of these key areas.

For us, opportunity number one is wireless margin expansion. By the end of next year, Cingular expects to grow OIBDA margins above 40 percent. Their current margins are in the low 30 percent range. So, by 2008, we expect to realize up to a thousand basis point improvement as network integration and systems conversions are completed, and that is in a business with a current revenue base of more than $35 billion and growing. Very few businesses have an opportunity of this size.

Our second area of opportunity is in business. AT&T today is the clear leader in business services. We have one of the world’s largest IP back bones with the best network latency performance, 30 premium global data centers with complete managed hosting services. And we’re the leader in delivering consistent global MPLS services with nodes in 127 countries.

We have advanced product sets in key areas like network security and business continuity. And we’re the global leader in IP VPN.

We’re six months now into our AT&T merger. And I can tell you we’re very pleased with the quality of the assets we acquired last year. We’re not in a fix-up mode, and we’re excited to have excellent people from legacy AT&T who joined our team and who have made contributions from day one.

We’re seeing encouraging trends in enterprise revenues and volumes. As you know, in recent years, there’s been significant pricing pressure, largely driven by technology migration to IP based services. We’re capturing our share of that migration, and in the first quarter, IP data revenues were up 14 percent.

Customer response to the merger has been positive. Volumes are strong. And while pricing pressures remain in both enterprise voice and data, the gap between average price in the portfolio and price points for current sales has narrowed.

With our networks, our product set, and our commitment to customers, enterprise has a solid future for us, and it could be a key swing factor in our growth over the next few years.

We also have a substantial opportunity in small and medium business. In our regional operations and at BellSouth, small/medium revenue growth in the first quarter was in the upper single digit range. Access lines have increased modestly, churn and voice revenues continue to be stable, and data revenues are growing at double-digit rates.

As we look forward, we also have the opportunity to migrate services that have been developed for enterprise customers down to the small and medium business customer.

Our third area of opportunity is broadband and IP services. That’s the reason we’re deploying Project Lightspeed. Lightspeed will put fiber closer to customers to deliver integrated voice, data and video over an IP-based network. It’s a natural extension of our existing DSL network. We’re using both fiber-to-the-node as well as fiber-to-the-premise architecture, depending upon the situation. But, predominately, our network will be fiber-to-the-node. We believe this approach is the right one, both in terms of costs as well as speed to market.

As both wireline and wireless networks are evolving, we’re evolving to deliver integrated services – wireline through a converged IP network and at Cingular to an IP-based 3G network. This will enable significant integration opportunities with the goal of giving customers access to communications and entertainment services any time, anywhere, and on any device.

Let me take a moment to give you a quick update on Project Lightspeed. We’re in the controlled market entry stage in San Antonio. It includes IPTV, or what we call AT&T U-verse TV, and the service is working very well. Picture quality, user interface, video on demand, fast channel change, and picture in picture, are all performing as planned and performing better than digital cable in side-by-side comparisons.

We’re working to make certain that the technology, the back office systems, user interfaces and installation procedures work to ensure a good customer experience.

We will begin the commercial launch in San Antonio in June, and we’ll expand to other markets late in the third quarter, reaching 15 to 20 markets by year-end. And this ramp will continue into 2007 and 2008.

Let me talk briefly about the benefits we expect from our merger with BellSouth, starting with 100-percent wireless ownership.

Single wireless ownership will allow us to integrate networks and services faster. We’ll be in a better position to give enterprise customers a single point of contact for wireless and wireline as well as integrated solutions.

Revenue synergies have never been a large part of our transaction models, but that simply reflects a conservative approach. But it’s clear the BellSouth merger will enhance our business opportunities. Enterprise customers in the Southeast will be a natural fit for AT&T’s global services. And as I mentioned before, solutions and product sets developed for enterprise customers will enhance revenue growth in small or medium business.

The Southeast economy is attractive and BellSouth has an outstanding record with business customers. This merger also adds to our broadband opportunities. Half of BellSouth households today are served by fiber with loops under 5,000 feet, and their network architecture is consistent with Project Lightspeed.

The BellSouth merger offers cost savings opportunities on multiple fronts. We’ll consolidate brands and advertising. We’ll move BellSouth long distance traffic to the AT&T network. We’ll move all Cingular traffic to the AT&T backbone. We’ll move AT&T’s dedicated access in the Southeast to BellSouth’s network. We’ll optimize IT support and customer care platforms to take advantage of scale opportunities, and we’ll be able to share all of the product development and content agreements across a much larger base.

As our industry evolves, two things are certain:  A lower cost structure and integrated services are keys to success. This merger offers benefits in both areas.

With the BellSouth merger, as I mentioned at the beginning of my remarks, AT&T has the largest set of synergy opportunities of any company in the industry. This slide recaps the annual expense of several cost reductions we’ve laid out for you before.

By 2008, Cingular will achieve an annual savings run rate from the AT&T Wireless integration of over $3 billion. We also expect a savings run rate of $2 and a half billion from the SBC-AT&T merger, and by 2008, run rate cost savings from the BellSouth merger will be $2 billion and on its way to growing to nearly $3 billion in 2009.

In addition, we have a number of cost initiatives that are separate from and distinct from the merger in areas ranging from call center consolidation to sales channel savings to plant maintenance. These operational initiatives will reduce costs by another $1.2 billion.

So, in total, this adds up to a reduction of more than $8 billion in annual costs. And again, these are realistic opportunities that we’ve modeled conservatively, and there are plans in place to achieve these targets.

The last point I would emphasize about the BellSouth merger is that the timing for the merger is right.

First, given the industry’s technology evolution, as we move to integrated IP based services, it’s the right time to have 100-percent ownership of Cingular.

Second, by the time we close this transaction, we will be well into our previous merger integration, and that will give us a great foundation to build on. Many of the network planning issues we’re working through this year, combining former SBC and AT&T networks, will be similar to integrating BellSouth and AT&T.

And Cingular’s integration of AT&T Wireless is on or ahead of schedule, and deployment of wireless broadband using UMTS HSDPA will be largely complete by the end of this year.

We approach mergers with a detailed and disciplined process. Our planning is thorough. We assign dedicated teams to manage the process. We don’t treat merger targets as an artificial overlay to the business. All goals and targets are built into operational budgets and plans. And we track progress closely with the weekly reviews across a broad range of metrics. The timing is right, and because of the experience we have now on our team, I’m confident we’ll get the execution right as well.

So, in summary, AT&T today is a company with premier assets in wireless, business, broadband, and directory. AT&T also has the industry’s largest set of cost reduction opportunities, with annual merger savings reaching more than $8 billion by 2008.

We’re a company with a clear positive outlook, double-digit adjusted EPS growth in each of the next three years, with strong growth and free cash flow after dividends.

And, I think most importantly, when you look at our results over the past year, you see in our margin expansion and our earnings momentum that we’re on track to achieve our guidance.

In addition, we’re a company with a management team committed to execution and a consistent track record of delivering on targets.

So with that, on behalf of everyone at AT&T, I appreciate your interest and your attention today, and Blake, at this time, I’ll send it back to you.

Blake Bath:  Thank you, Rick.

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Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.